SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Person Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice President, Chief Legal Officer and Corporate Secretary

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 6 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 9, 2013, by Michael Baker Corporation, a Pennsylvania corporation (“Baker”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CDL Acquisition Co. Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”), to purchase all of the outstanding shares of Baker’s common capital stock, at a price per share of $40.50, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013, and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and as more fully described in a Tender Offer Statement on Schedule TO filed by Merger Sub and IMS with the SEC on September 9, 2013.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 6.	Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended by restating the section in its entirety as follows:

Other than in the ordinary course of business in connection with Baker’s employee benefit plans, no transactions with respect to the Shares have been effected by Baker or, to the knowledge of Baker, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name of Person	Transaction Date	Number of Shares	Price Per Share if applicable	Nature of Transaction
Nicholas P. Constantakis, CPA	September 12, 2013	1,400	$—		(1)
Nicholas P. Constantakis, CPA	September 16, 2013	600	$—		(2)
David N. Wormley, Ph.D.	September 17, 2013	3,000	$—		(3)
Pamela S. Pierce	September 18, 2013	500	$—		(4)

(1)	On September 12, 2013, Mr. Constantakis’ spouse gifted 1,400 Shares to a charitable organization.
(2)	On September 16, 2013, Mr. Constantakis’ spouse gifted 600 Shares to a charitable organization.
(3)	On September 17, 2013, Dr. Wormley gifted 3,000 Shares to a charitable organization.
(4)	On September 18, 2013, Ms. Pierce gifted 500 Shares to a charitable organization.

Baker has been advised that certain Shares currently held by certain directors may be gifted to not-for-profit organizations prior to the closing of the Offer, and in such event, such transactions will be reported in a separate amendment to this Schedule 14D-9.

Item 9.	Exhibits

Item 9 of the Schedule 14-D9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit Name

(a)(5)(H)	Notice to Michael Baker Corporation directors and executive officers regarding blackout period, dated September 17, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 17, 2013).

(a)(5)(I)*	PowerPoint slides contained in a presentation made to employees on September 19, 2013 titled “Integrated Mission Solutions (IMS)/Baker Transaction Considerations for Employee Shareholders, Disposition of Shares & Dividends for Employees: Baker 401(k) Plan & Employee Stock Purchase Program (ESPP).”

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICHAEL BAKER CORPORATION

By:	/s/ Michael J. Zugay
Name:	Michael J. Zugay
Title	Office of the Chief Executive
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

By:	/s/ H. James McKnight
Name:	H. James McKnight
Title	Office of the Chief Executive
Executive Vice President, Chief Legal
Officer and Corporate Secretary

Dated September 18, 2013